August 9, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Doris Stacey Gama Jason Drory

Re:	Qualigen Therapeutics, Inc. Response to the Staff’s Comments on Amendment No. 3 to the Registration Statement on Form S-1 Filed on August 7, 2024 (File No. 333- 272623)

Dear Sir and Madam:

On behalf of our client, Qualigen Therapeutics, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 8, 2024 on the Company’s registration statement on Form S-1/A filed on August 7, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No.4 to Registration Statement (the “Amendment No.4”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.4.

General

1.	Please revise your cover page to disclose the volume of securities you will be offering in a best-efforts basis as required by Item 501(b)(2) of Regulation S-K. Given that this is a best-efforts, no minimum offering in which your placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of shares and that you may not sell the entire amount of common stock and warrants being offered, please delete references to the total amount of proceeds you may receive from the offering in the subheading of the prospectus. Finally, revise the legal opinion to reference the total number of securities being offered rather than the dollar amount. For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.

Response: In response to the Staff’s comments, the Company has revised the disclosure on the cover page and the Exhibit 5.1 of the Amendment No.4.

2.	We note your disclosure that you have engaged Univest Securities, LLC to act as your placement agent in a best efforts offering. Please revise your cover page to disclose the termination date of the offering. See Item 501(b)(8)(iii) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on the cover page of the Amendment No.4.

Use of Proceeds, page 21

3.	We note your intention to use approximately $1.6 million of the net proceeds of the offering to repay outstanding indebtedness. However, we also note that this is a best- efforts offering with no minimum offering amount. Given that this is a best-efforts, no minimum offering, please revise your Use of Proceeds section to explain how proceeds will be allocated in the event you raise less than the full $1.6 million required to repay outstanding indebtedness.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 12 and page 21 of the Amendment No.4.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact Ross D. Carmel, Esq. at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

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